SOLVAY

SECRETARIAT GENERAL - CORPORATE COMMUNICATIONS

04 JAN -6 AM 7:21

SG-CC : MJT

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

04012237

Brussels, December 18, 2003

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Attention : Special Counsel/Office of International Corporate Finance

Dear Sirs,

SUPPL

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press release issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509.68.27

SOLVAY

PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail: martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e.mail : investor.relations@solvay.com
Internet :http://www.solvay-investors..co

Embargo : December 18, 2003 at 8 AM

SOLVAY GROUP - INTERIM DIVIDEND

Solvay S.A's. Board of Directors decided at their meeting on December 17, 2003 to distribute on January 15, 2004 a net interim dividend of EUR 0.70 per share for the 2003 financial year, i.e. unchanged compared to the interim dividend for the 2002 financial year.

This interim dividend will be paid on account of the total dividend for 2003 that will be announced by the Board of Directors on March 26, 2004.

***

Key financial communication dates :

- February 13, 2004 at 8 a.m. : publication of preliminary 2003 consolidated results
- March 26, 2004 at 5.40 p.m. : publication of final 2003 consolidated results and announcement of the dividend

***

Ce communiqué de presse est également disponible en français

Dit persbericht is ook in het Nederlands beschikbaar

SOLVAY

PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : www.solvay-investors.com

Embargo : Brussels, October 31, 2003 at 8 :00 am

SOLVAY GROUP RESULTS FOR THE FIRST NINE MONTHS OF 2003

WEAK ECONOMY AND STRENGTH OF THE EURO AFFECTED THE RESULTS (-25%) VOLUMES AND MARKET SHARES UNAFFECTED

- *Pharmaceuticals Sector : 14% increase in results in third quarter of 2003; positive developments in R&D : forthcoming introduction of registration dossiers for cilansetron and move to Phase III trials for bifeprunox*
- *Plastics Sector : results down 71% in the third quarter of 2003, primarily due to vinyls in Europe*

Sales of the Solvay group for the first nine months of 2003 were EUR 5,685 million, down 5% compared to the same period of 2002. At constant exchange rates, they would have increased by 1%.

Consolidated net income (EUR 297 million) was down 25% compared to the very good first nine months of 2002 (EUR 396 million). Third quarter 2003 income was at a level comparable to that of the two preceding quarters and was lower than that for the third quarter of 2002, which was the best quarter of that year.

The result for the first nine months of 2003 were recorded in a very difficult economic context, marked by the effect on prices of the significant destocking from the second quarter of 2003 in vinyls and in the chlor-alkali chain and by the strengthening of the EUR, which weighed down both margins on exports and the conversion into EUR of results recorded in USD.
However, in the past several weeks, some signs of improvements going for price increases were achieved in PVC and caustic soda.

In this difficult context, the Group has nevertheless been able to rely on the competitiveness of its activities and the continued strength of results of the Pharmaceuticals Sector (up 14% in the third quarter of 2003). It has also monitored carefully the selection of its capital investments and has carried out a series of restructurings aimed at improving its cost structure. Strict measures to control working capital have also been taken. Net debt to equity ratio remained stable.

Regarding trends, the results of the Group for the fourth quarter of 2003 should be close to those of the fourth quarter of 2002. For the whole of 2003, it has been confirmed that the Group's results will be down from the record year 2002 and should be in line with the 2001 results.

KEY FIGURES

Millions of EUR	9 months 2002	9 months 2003	9 months 2003/ 9 months 2002 Δ%	3rd quarter 2002	3rd quarter 2003	3rd quarter 2003/ 3rd quarter 2002 Δ%
Sales	**6,014**	**5,685**	**-5%**	**1,965**	**1,895**	**-4%**
REBIT[1]	**623**	**493**	**-21%**	**204**	**151**	**-26%**
EBIT	598	487	-19%	211	159	-25%
Charges on net indebtedness	-69	-66	-4%	-25	-25	-
Income taxes	-129	-115	-11%	-27	-40	+48%
Equity earnings	-19	-24	+26%	-4	5	n.s.
Income from investments	15	15	-	-	-	-
Net income of the Group	**396**	**297**	**-25%**	**155**	**98**	**-37%**
Net income (Solvay share)	375	272	-27%	143	91	-36%
Depreciation & Amortization	384	319	-17%	105	111	6%
Recurring depreciation & amortization	*331*	*321*	-3%	*106*	*111*	*5%*
Cash flow[2]	780	616	-21%	260	209	-20%
				EUR		
Net earning per share[3]	4.51	3.29	-27%	1.72	1.10	-36%

1 *REBIT : Recurrent Earnings Before Interests and Taxes, recurring operational results*
2 *Cash flow is the sum of the net income of the Group and the depreciation and amortization*
3 *Calculated on the basis of the weighted average number of shares outstanding during the quarter, after deducting shares purchased to cover stock option programs, or a total of 83,056,229 shares for the nine months of 2002 and 82,760,311 shares for the nine months of 2003.*

COMMENTS ON KEY FIGURES for the nine months of 2003 and BALANCE SHEET

Non-recurring items for the first nine months of 2003 amounted to – EUR 6 million, including, on the one hand, significant provisions for restructuring (among others the shutdown of the VCM and PVC units at Ludwigshafen) and a charge linked to internal transfer of a pharmaceutical product and, on the other hand, the reversal of reserves no longer needed. In addition, there have been no new developments in the ongoing inquiry by European competition authorities in the area of hydrogen peroxide activities. The possible impact of this inquiry was not taken into account in these results.

Charges on net indebtedness amounted to EUR 66 million, down 4% compared to the first nine months of 2002.

Income taxes were EUR 115 million, with an average tax rate of about 27%.

Income from Investments represent annual dividends paid by Fortis and Sofina in the second quarter.

Equity earnings of the joint ventures with BP in high-density polyethylene remained negative (-EUR 24 million). Improvement was noted in the third quarter of 2003, which translated into improvement in market conditions and margins in the United States and Europe.

The net income of the Group was EUR 297 million, down 25% compared to the first nine months of 2002. Minority interests were EUR 25 million, of which EUR 20 million represents preferred dividends linked to the financing of EUR 800 million for the Ausimont acquisition. **Net earnings per share** fell 27% to EUR 3.29.

Depreciation and amortization fell by EUR 65 million compared to the first nine months of 2002, due to recording of significant non-recurring depreciation (EUR 58 million) in the first quarter of 2002, linked to the sublicense of Teveten® anti-hypertensive in the US to Biovail and the voluntary withdrawal of Luvox® from the American market. **Cash flow** was EUR 616 million for the first nine months of 2003, down 21%. It more than covered the increase of the working capital requirements and the industrial investments, leading to the Group's policy of rigorously controlling the levels of both.

Net indebtedness of the Group at 30 September 2003 amounted to EUR 1,376 million, slightly up from 31 December 2002. The **net debt to equity ratio** at the end of the third quarter of 2003 amounted to 38%, compared to 37% at the end of 2002.

RECURRING RESULTS BY SEGMENT

The results by segment include the results of the four sectors of the Group and "Discontinuing operation" relating to the high density polyethylene activities in joint ventures with BP. As required by IFRS, elements not allocated by sector, which include primarily general expenses and non-sectoral research as well as miscellaneous income and expenses not directly linked to the activities of the Group, are presented separately.

REBIT by segment is operational results before non-recurring items. For the four sectors, REBIT is comparable to EBIT presented in annual and half-year results in prior years, without unallocated items. Sales are reflected after elimination of sales between the sectors.

Millions of EUR	9 months 2002	9 months 2003	9 months 2003/ 9 months 2002 Δ%	3rd quarter 2002	3rd quarter 2003	3rd quarter 2003/ 3rd quarter 2002 Δ%
Group Sales	**6,014**	**5,685**	**-5%**	**1,965**	**1,895**	**-4%**
Pharmaceuticals	1,393	1,370	-2%	471	488	+3%
Chemicals	1,998	1,892	-5%	651	619	-5%
Plastics	1,482	1,354	-9%	486	446	-8%
Processing	1,138	1,067	-6%	356	341	-4%
Unallocated items	-	-	-	-	-	-
« Discontinuing operation »	3	2	-33%	1	1	-
REBIT Group	**623**	**493**	**-21%**	**204**	**151**	**-26%**
Pharmaceuticals	179	168	-6%	69	79	+14%
Chemicals	195	154	-21%	57	48	-16%
Plastics	200	117	-42%	78	23	-71%
Processing	72	58	-19%	17	17	-
Unallocated items	-52	-34	-35%	-26	-13	-50%
« Discontinuing operation »	28	31	+11%	9	-2	n.s.

Pharmaceuticals Sector

- 14% increase in results in the third quarter of 2003; positive developments in R&D: forthcoming introduction of registration dossiers for cilansetron and move to Phase III trials for bifeprunox.
- Current forecasts indicate that the Pharmaceuticals Sector results for the second half of 2003 should be above those for the second half of 2002.

The Pharmaceuticals Sector's sales, expressed in EUR, fell by 2% for the first nine months 2003 but were up 3% from the third quarter of 2002 to the third quarter of 2003. At constant exchange rates, they were up 7% for the first nine months 2003.

Sales in Cardiology increased 13% compared to the first nine months of 2002, thanks to the growth in sales (+30%) of Teveten® anti-hypertensive medication. Influvac® anti-influenza vaccine experienced a very successful third quarter of 2003 and an equally strong showing for the first nine months of the year (up 15%). Mental health products grew 1% while Gynecology/Andrology and Gastroenterology were down 3% and 2% respectively.

American sales increased 18% in USD (-1% in EUR) under the influence of the growth in sales of the drug Androgel® (up 56% in USD), Promertrium® (up 34% in USD) and Marinol (up 89% in USD). Sales of Estratest® declined 19% in USD under competitive pressure, the effect of the debates on hormone treatments and the reduction of distributor inventories. Discussions in progress with the FDA (Food and Drug Administration) on the administrative status of Estratest® are being pursued constructively but at the same time that status generated two lawsuits in the United States. In addition the Women's Health Initiative (WHI) study gave rise to private suits in the US against producers of female hormone treatments, including Solvay Pharmaceuticals, Inc., even though our products do not contain the same hormones as those included in the WHI study.

European sales and results continued to experience significant pressures on prescription pricing and volumes.

The Group has intensified its R&D program (up 12% for the first nine months of 2003 compared to the same period in 2002). R&D expenses represent about 16% of sector sales, as a result of the intensification of research efforts and the large number of R&D projects. Worth noting was the move into Phase III trials for bifeprunox, a treatment for psychosis and schizophrenia co-developed with Lunbeck. Furthermore, as announced on October 29, 2003, it has been decided to expedite the preparation of the registration dossiers of cilansetron (treatment of irritable bowel syndrome) following the positive results of first two of three Phase III clinical trials. Submission of these dossiers is scheduled for the beginning of 2004.

The results of the Pharmaceuticals Sector (EUR 168 million) for the first nine months of 2003 are down 6% – at constant exchange rates they would have been up 7% – compared to the first nine months of 2002. It should be noted that the results of the third quarter of 2003 are up 14% from the same period of the previous year, despite the drop in the USD.

Chemicals Sector

- Weakness in the chlor-alkali chain and impact of the strengthening of the EUR on exports, particularly of soda ash and fluorinated gases.

The results of the Chemicals Sector were down 21% for the first nine months of 2003 compared to the same period of the previous year as a result of weakening of activities, among others in the chlor-alkali chain, as well as the competitive pressures resulting from the impact of a stronger EUR, particularly on our exports of soda ash and fluorinated gases. Other activities such as the Hydrogen Peroxide SBU recorded improvement. The increase in caustic soda prices beginning in October 2003, the improvement in results noted in the third quarter of 2003 in fluorinated gases, thanks to the increasing contribution of Solkane® 365 mfc HFC, and the continued good performance of hydrogen peroxide, should have a favorable influence on the performance of the Chemicals Sector in the fourth quarter of 2003.

Plastics Sector

- A significant decline in the third quarter of 2003 in vinyls activities and performance compounds compared to a very good third quarter in 2002. Specialty polymers were unable to reproduce in the third quarter of 2003 the excellent performance of the third quarter of 2002, influenced by the weakness in volumes in certain markets and the negative impact of the strengthening of the EUR.

The Plastics Sector recorded a decline of 42% in its results for the first nine months of 2003 and 71% for the third quarter. Vinyls in Europe experienced a significant drop beginning in June 2003. However, price increases have been achieved recently. Asian and South American vinyl activities posted satisfactory results. Specialty Polymers suffered from weaknesses in volumes in certain segments of the market (e.g. telecommunications and electronics) and the negative impact of exchange rates between the USD and the EUR, particularly in fluorinated polymers. Worthy of note was the good performance of fluorinated fluids and elastomers and of certain high-performance polymers. Overall, selling prices of specialty polymers remained constant. These products remain major contributors to the results of the Group.

Processing Sector

- Sluggishness of the economic context lessened by deployment and restructuring initiatives.

Even though the results of the Processing Sector for the third quarter of 2003 were equal to those for the third quarter of 2002, cumulative results for the first nine months of 2003 were down 19%. Inergy Automotive Systems (fuel systems) continued its volume growth, thanks to the growth of the Asian market and despite the reduction in volumes experienced by the main American and European automobile manufacturers. Its results were nevertheless affected by the weakness of the USD and strong pressure on selling prices. Results of Industrial Films and Pipelife (pipes and fittings) were affected by a less favorable global economic environment. The impact was lessened, for pipes and fittings, by the effect of restructuring measures and improvement in the product mix, and for industrial films, by the improved performance of certain specialties applications, such as laminates and technical films.

* * *

With the agreement from the Banking and Finance Commission, the 2003 accounts are being drawn up and presented in IFRS (International Financial Reporting Standards). The 2002 accounts are presented on a pro forma IFRS basis as a means of comparison.

Deloitte et Touche conducted a limited review of the consolidated financial situation as of 30 September 2003. This primarily consisted of analyzing, comparing and discussing financial information and therefore was less extensive than a review intended for the audit of annual statements. This review did not reveal factors that would have required significant correction of the intermediate figures.

* * *

Key dates for financial communication in 2003

- 18 December 2003: press release about the payment of the interim dividend relating to 2003 (payment on 15 January 2004).
- 13 February 2004: results of the fourth quarter of 2003 and the year 2003
- 26 March 2004: consolidated financial statements for 2003 and announcement of the dividend relating to 2003.

To obtain further information, contact Solvay Investor Relations
Tel: 32-2-509-6016, Fax 32-2-509-7240, E-mail: investor.relations@solvay.com, Web site: www.solvay-investors.com

IFRS FINANCIAL STATEMENTS

(Statements have been subjected to a limited review by the external auditors, Deloitte & Touche)

Consolidated income statement

in millions of EUR	9 months 2002	9 months 2003	3rd quarter 2002	3rd quarter 2003
Sales	**6,014**	**5,685**	**1,965**	**1,896**
Cost of goods sold	-4,008	-3,824	-1,307	-1,269
Gross margin	**2,006**	**1,862**	**658**	**627**
Commercial and administrative costs	-1,055	-1,019	-343	-333
Research and development costs	-289	-308	-94	-111
Other operating gains & losses	-53	-44	-22	-16
Other financial gains & losses	14	4	5	-15
REBIT	**623**	**493**	**204**	**151**
Non-recurring items	-25	-6	7	7
EBIT	**598**	**487**	**211**	**159**
Charges on net indebtedness	-69	-66	-25	-25
Income taxes	-129	-115	-27	-40
Equity earnings	-19	-24	-4	5
Income from investments	15	15	0	0
Net income of the Group	**396**	**297**	**155**	**98**
Minority interests	-21	-25	-12	-8
Net income (Solvay share)	**375**	**272**	**143**	**91**
Net earnings per share	4.51	3.29	1.72	1.10
Diluted net earnings per share (1)	4.50	3.29	1.72	1.10

(1) calculated based on the number of shares diluted by the stock options issued.

Consolidated statement of sources of funds

in millions of EUR	9 months 2002	9 months 2003
Cash flow from operating activities	**494**	**458**
EBIT	598	487
Depreciation and amortization	384	319
Changes in working capital	-447	-274
Changes in provisions	24	-16
Income taxes paid	-23	-69
Other non-cash items	-41	11
Cash flow from investing activities	**-270**	**-224**
Acquisition/sale of investments	26	-72
Acquisition/sale of assets	-199	-293
Income from investments	20	19
Changes in financial receivables	-113	123
Effect of changes in method of consolidation	-5	-2
Cash flow from financing activities	**-439**	**-126**
Increase/Decrease of capital	8	0
Acquisition/sale of own shares	0	-16
Changes in borrowings	-190	178
Charges on net indebtedness	-69	-66
Dividends	-188	-222
Net change in cash and cash equivalents	**-215**	**108**
Currency translation differences	-26	-14
Opening cash balance	630	444
Ending cash balance	388	538

Consolidated balance sheet

in millions of EUR	At the end of 2002	At the end of the 3rd quarter 2003
ASSETS		
Non-current assets	**5,738**	**5,503**
Intangible assets	264	250
Consolidation differences	178	160
Tangible assets	3,589	3,481
Investments – equity accounting	318	280
Other investments	466	501
Deferred tax assets	477	419
Financial receivables and other non-current assets	446	412
Current assets	**3,688**	**3,726**
Inventories	1,095	1,089
Trade receivables	1,543	1,496
Other receivables	606	603
Cash and cash equivalents	444	538
TOTAL ASSETS	**9,426**	**9,229**
EQUITY AND LIABILITIES		
Total Shareholders' equity	**3,573**	**3,575**
Capital and reserves	2,695	2,706
Minority interests	878	869
Non-current liabilities	**3,256**	**3,432**
Long-term provisions	1,775	1,787
Deferred tax liabilities	228	155
Long-term financial debt	1,198	1,467
Other non-current liabilities	55	22
Current liabilities	**2,597**	**2,222**
Short-term provisions	96	59
Short-term financial debt	565	447
Trade liabilities	1,141	923
Income tax payable	31	118
Other current liabilities	764	676
TOTAL EQUITY AND LIABILITIES	**9,426**	**9,229**

Statement of changes in stockholders' equity

in millions of EUR	Capital	Issue premiums	Reserves	Own shares	Exchange differences	Direct charges to stockholders' equity	Stockholders' equity
Book value at the end of the previous period (12/31/2002)	**1,269**	**14**	**1,627**	**-102**	**-117**	**4**	**2,695**
Income for the period			272				272
Distribution			-121				-121
Changes in exchange rates					-116		-116
Acquisition/sale of own shares				-15			-15
Adjustment to market value of financial assets						-9	-9
Book value at the end of the period (30/09/2003)	**1,269**	**14**	**1,778**	**-117**	**-233**	**-5**	**2,706**

RESULTS BY SEGMENT

This table indicates sales without elimination of sales between sectors as well as the results by sector including non-recurring elements (EBIT).

Millions of EUR						
	9 months 2002	9 months 2003	9 months 2003/ 9 months 2002 Δ%	3rd quarter 2002	3rd quarter 2003	3rd quarter 2003/ 3rd quarter 2002 Δ%
Group sales	**6,448**	**6,152**	**-5%**	**2,112**	**2,038**	**-3%**
Pharmaceuticals	1,393	1,370	-2%	471	488	3%
Chemicals	2,161	2,059	-5%	707	670	-5%
Plastics	1,745	1,647	-6%	572	535	-6%
Processing	1,146	1,074	-6%	361	344	-5%
Unallocated items	-	-	-	-	-	-
« Discontinuing operation »	3	2	-28%	1	1	0%
Group EBIT	**598**	**487**	**-19%**	**211**	**159**	**-25%**
Pharmaceuticals	156	163	4%	48	77	60%
Chemicals	175	156	-11%	58	53	-9%
Plastics	215	112	-48%	96	23	-76%
Processing	76	56	-26%	25	17	-33%
Unallocated items	-54	-35	-35%	-24	-13	-45%
« Discontinuing operation »	30	35	13%	8	2	-74%

SOLVAY

PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

Embargo : October 29, 2003 at 8:00 AM (Brussels time)

SOLVAY PRESSES AHEAD WITH CILANSETRON REGISTRATIONS FOLLOWING FAVORABLE PHASE III CLINICAL FINDINGS

SOLVAY announces today that headline results from the first two large placebo-controlled phase III efficacy studies show convincing evidence for the patient benefits of cilansetron, a novel drug developed by the Group's PHARMACEUTICALS subsidiaries for the treatment of Irritable Bowel Syndrome with predominantly diarrhea (IBS-D). In view of favorable clinical findings, SOLVAY will expedite compilation of registration dossiers for major territories, beginning with submissions in Europe and the United States in the first quarter of 2004. Registration submissions in other territories will follow.

SOLVAY is running a full phase III clinical program with cilansetron, a 5HT3 antagonist for the treatment of Irritable Bowel Syndrome with predominantly diarrhea. Together with our preferred-provider QUINTILES, more than 4,000 patients have been entered into phase III clinical studies. Cilansetron was created by SOLVAY's own in-house drug-discovery efforts. In two Phase II placebo controlled clinical studies and two Phase III placebo controlled clinical studies conducted in the US, Europe and other countries, cilansetron has shown clinical benefits in both males and females.

IBS is a frequently encountered troublesome condition, characterized by abdominal pain, bloating and altered bowel habits. IBS has a significantly negative impact on quality-of-life for the large populations of men and women suffering from it.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 30,000 people in 50 countries and had consolidated sales in 2002 of EUR 7.9 billion, generated by four sectors of activity: Pharmaceuticals, Chemicals, Plastics and Processing. The Group's pharmaceuticals subsidiaries employ 7500 people and have a good research and development pipeline, with several projects alongside cilansetron currently in phase III/II testing; bifeprunox for schizophrenia (together with Lundbeck), tedisamil for atrial fibrillation and cetrorelix for endometriosis, myoma and benign prostatic hypertrophy just to mention a few. SOLVAY is listed in the Euronext 100 index of top European companies. For further information please consult: www.solvay.com

For further information please contact ;

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

SOLVAY PHARMACEUTICALS B.V.
Dr Roger Bickerstaffe
Head of Pharmaceutical Communications
Tel: +31 (6) 533 80 122
Fax: + 31 (0)294 477 112
E-mail: roger.bickerstaffe@solvay.com
Internet: www.solvaypharmaceuticals.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

SOLVAY

PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

Embargo : September 2, 2003 at 2:00 PM (Brussels time)

SOLVAY PHARMACEUTICALS AND LUNDBECK MOVE INTO CLINICAL PHASE III WITH JOINT SCHIZOPHRENIA TREATMENT, BIFEPRUNOX

Solvay Pharmaceuticals and H. Lundbeck A/S today announce their joint decision to move bifeprunox into clinical phase III with immediate effect. The decision to move into phase III follows the successful completion of the joint phase II program. In December 2000 the two companies announced that they would join forces in the development and marketing of this atypical antipsychotic, bifeprunox.

Bifeprunox is a product of Solvay Pharmaceuticals' drug discovery efforts. It was formerly known under its lab code DU127090. It is a putative full spectrum atypical antipsychotic compound aimed at the treatment of both positive and negative symptoms of schizophrenia. Its mechanism of action couples a highly potent partial agonism of the dopamine D_2 receptors to an additional $5HT_{1A}$ receptor partial agonist effect.

A recently finalised placebo controlled dose-finding study showed bifeprunox to be efficacious and well tolerated in the treatment of patients with schizophrenia. As desired, the tolerability profile was very encouraging with no indication of weight gain, cardiovascular or extra pyramidal side effects (EPS).

Schizophrenia is a severe disabling and chronic form of psychosis that develops in approximately 1% of the population. Schizophrenia is characterised by positive, negative, affective and cognitive symptoms. Positive symptoms comprise, among others, delusions and hallucinations. The negative symptoms include social withdrawal, blunted affects and diminished capacity of speech. Affective symptoms are mainly depression and anxiety. Typical cognitive deficits are impaired attention and memory and some times disorganised speech. While currently most widely used treatments may be effective in controlling acute symptoms of schizophrenia they are all associated with a variety of side effects that negatively influence their usefulness in long-term treatment. New treatments that improve symptomatology but with reduced side effects are therefore desirable.

Solvay Pharmaceuticals global head of Research and Development, Werner Cautreels, said "new and better medicines for treating schizophrenia are really needed by psychiatrists and bifeprunox is looking very promising. We hope to be able to bring it to markets in just a few years time"

Lundbeck's Executive Vice President, Research & Development, Claus Bræstrup says "we are pleased with the smooth way this joint project is progressing between the partners, and naturally delighted that the clinical results of phase II studies encourage an immediate start of a joint phase III program".

Under the terms of the agreement between the two companies Solvay retains the marketing rights in the US, Canada, Mexico and Japan, while Lundbeck gains the marketing rights for Europe and the rest of the World. Lundbeck and Solvay will jointly market the product in Brazil and Argentina.

H. Lundbeck A/S is an international pharmaceutical company engaged in the research and development, production, marketing and sale of drugs for the treatment of psychiatric and neurological disorders. In 2002, the Company's revenue was DKK 9.5 billion (EUR 1.3 billion). The number of employees is approx. 5,500. For further information on Lundbeck please visit the website www.lundbeck.com

Solvay Pharmaceuticals is a member of the **Solvay** group of pharmaceutical and chemical companies. Operating globally with corporate offices in Europe, the US and Japan, and sales and marketing companies in more than 45 countries, Solvay Pharmaceuticals employs 7500 people worldwide and had sales of EUR 1,9 billion in 2002. It has research and development activities concentrated onto carefully selected clinical targets in the fields of psychiatry, gastroenterology, cardiology and gynaecology. The Solvay Group, which is headquartered in Brussels, had a turnover of EUR 7.9 billion in 2002 and employs more than 30.000 people in four sectors of activity: pharmaceuticals, chemicals, plastics and processing. *For further information on Solvay please visit the websites* www.solvay.com *or* www.solvaypharmaceuticals.com

For further information please contact ;

SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
Fax : 32/2/509.72.40
E-mail : martial.tardy@solvay.com
Internet : www.solvay.com

H. Lundbeck A/S
Steen Juul Jensen
Director of Investor relations & Corporate Reporting
Telephone : + 45 36 43 30 06
E-mail: SJJ@Lundbeck.com
Internet: www.lundbeck.com

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